Exhibit 3.3

ARTICLES OF AMENDMENT

(1)

(2)	Colonial Financial Services, Inc.	,
a Maryland corporation hereby certifies to the State Department of Assessments and Taxation of Maryland that:

(3)  The charter of the corporation is hereby amended as follows:

The articles of incorporation of the Corporation are hereby amended by removing Article 5 Section B thereof and by substituting in lieu of said Article and Section the following new Article 5 Section B:

B. Common Stock.  Except as provided under the terms of any series of Preferred Stock and as limited by Section D of this Article 5, the exclusive voting power shall be vested in the Common Stock. Except as otherwise provided in these Articles, each holder of the Common Stock shall be entitled to one vote for each share of Common Stock standing in the holder’s name on the books of the Corporation.  Subject to any rights and preferences of any series of Preferred Stock, holders of Common Stock shall be entitled to such dividends as may be declared by the Board of Directors out of funds lawfully available therefor.  Upon the liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, holders of Common Stock shall be entitled to receive all the remaining assets of the Corporation available for distribution to its stockholders ratably in proportion to the number of shares held by them, respectively, after: (i) payment or provision for payment of the Corporation’s debts and liabilities; (ii) distributions or provision for distributions in settlement of the Liquidation Account established by the Corporation as described in Section G of this Article 5; and (iii) distributions or provisions for distributions to holders of any class or series of stock having a preference over the Common Stock in the liquidation, dissolution or winding up of the Corporation.

The articles of incorporation of the Corporation are hereby further amended by adding the following new Article 5 Section G:

G. Liquidation Account.  Under regulations of the Office of Thrift Supervision, the Corporation must establish and maintain a liquidation account (the “Liquidation Account”) for the benefit of certain Eligible Account Holders and Supplemental Eligible Account Holders as defined in the Plan of Conversion and Reorganization of Colonial Bankshares, MHC, as amended (the “Plan of Conversion”).  In the event of a complete liquidation involving (i) the Corporation or (ii) Colonial Bank, FSB, a federally chartered savings bank that will be a wholly-owned subsidiary of the Corporation, the Corporation must comply with the regulations of the Office of Thrift Supervision and the provisions of the Plan of Conversion with respect to the amount and priorities of each Eligible Account Holder’s and Supplemental Eligible Account Holder’s interests in the Liquidation Account.  The interest of an Eligible Account Holder or Supplemental Eligible Account Holder in the Liquidation Account does not entitle such account holders to voting rights.

    This amendment of the charter of the corporation has been approved by

(4) the directors. No stock has been issued.

    We the undersigned President and Secretary swear under penalties of perjury that the foregoing is a corporate act.

(5)	(5)
Secretary	President

(6) Return address of filing party:

Luse Gorman Pomerenk & Schick, P.C.

5335 Wisconsin Ave., NW Suite 780

Washington, D.C. 20015